Attachment A


          The Registrant's delay in filing its Annual Report on Form 10-K for the year ended February 28, 1994 (the "1994
Form 10-K") is due to circumstances described below leading to the inability of its independent auditors, KPMG Peat Marwick, to complete its audit of and report on the Registrant's financial statements, financial statement schedules and review of the other information to be included in the 1994 Form 10-K on a timely basis. Because the financial information to be included in such financial statements is to be cross-referenced and utilized throughout the 1994 Form 10-K, the Registrant has determined that it cannot file any part of the 1994 Form 10-K until the audit and report is concluded.

          Certain issues have recently arisen regarding the interpretation of relevant provisions of the principal agreements which the Registrant entered into in connection with its Modified Third Amended Joint Consolidated Plan of Reorganization. As a result of the complexities of such issues and their potential impact on the independent auditor's report, the financial statements and Management's Discussion and Analysis, KPMG Peat Marwick is unable to complete, without the Registrant incurring unreasonable effort and expense, the necessary procedures required in connection with the Registrant's financial statements and financial statement schedules to be included in the Registrant's 1994 Form 10-K. In accordance with Rule 12b-25(c), attached to this filing on Form 12b-25 as Attachment C is a letter from KPMG Peat Marwick.

          Pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant represents that (i) the reason causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense and (ii) the 1994 Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.